Cho, Adela K.
From:	Fass, Peter M.
Sent:	Wednesday, April 25, 2012 3:27 PM
To:	'Barros, Sonia'
Cc:	'Martin, Erin'
Subject:	American Realty Capital Trust III, Inc.

Attachments:	ARCT III Response to SEC Comment Letter on P/E Amendment no. 2.DOC; v310595_ARC III_posam_(MarkedCPO)-Draft1.pdf

Dear Sonia,

Confirming our telephone call regarding the Staff's comment letters on American Realty Capital's post-effective amendments, attached is a draft response letter with changed pages attached with respect to your April 23, 2012 letter on American Realty Capital Trust III. We would appreciate any comments you have and whether the registrant can make the changes in a Rule 424(b) supplement filing after the post-effective amendment is declared effective.

Peter M. Fass

Partner

Proskauer

Eleven Times Square

New York, NY 10036-8299

d 212.969.3445

f 212.969.2900

pfass@proskauer.com

greenspaces

Please consider the environment before printing this email.

April __, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Barros

Re:	American Realty Capital Trust III, Inc. Pre-effective amendment No. 1 to

Post-effective amendment No. 2 to Form S-11
Filed April 17, 2012
File No. 333-170298

Dear Ms. Barros:

On behalf of our client, American Realty Capital Trust III, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 23, 2012 (the “Comment Letter”), with respect to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 filed by the Company with the Commission on April 17, 2012 (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2 to the Registration Statement. Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2 to the Registration Statement was filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

General

1.	Please provide us an analysis as to how the following communications comply with Section 5(b)(1) of the Securities Act:

•	January 12, 2012: Forbes.com Articles by Mr. Schorsch (as contributing author): “The Other Side Of Liquidity”;
•	January 25, 2012 Forbes.com Articles by Mr. Schorsch (as contributing author): “First Drips Of Liquidity Felt In Non-Traded REITs”;

April __, 2012

•	January 12, 2012 Fox Business News Interview with Mr. Schorsch; and
•	March 5, 2012 press release.

We note any communication that contains information about the registered offering does not meet the requirements of the safe harbor of Securities Act Rules 168.

The Company has examined the communications set forth in Comment #1. The Fox Business News Interview was filed as a “free writing prospectus” under Rule 433 on January 18, 2012, and again on January 24, 2012, when it was placed on the Company’s website. As for the other communications, for the reasons set forth below, none of these communications constituted an “offer” as defined in Section 2(a)(3), nor a “prospectus,” as such term is defined in Section 2(a)(10), of the Securities Act of 1933, as amended (the “Securities Act”).

However, the Company has instituted new communications review procedures to govern decisions to issue communications, as well as the form and content of all such communications.

The Press Release

The press release issued on March 5, 2012 (the “Press Release”) was a routine earnings release, providing the Company’s shareholders with fourth quarter 2011 financial updates and other developments. The Press Release in large part provides typical information for a communication of its nature.

As you note, the Press Release does address the proceeds raised in the Company’s continuous public offering among the highlights of its fourth quarter. We believe that the context, tone and substance demonstrate that the Company did not intend for the Press Release to condition the market, and that it did not have such an effect. The Securities and Exchange Commission has stated that a communication may constitute an “offer” in violation of Section 5 of the Securities Act if it has “the effect of conditioning the public mind or arousing public interest in the issuer or in its securities . . . .” Guidelines for the Release of Information by Issuers Whose Securities Are in Registration, Release No. 33-5180 (Aug 16, 1971) (the “1971 Release”), at 1. Issuers are encouraged to share factual business information, and to keep shareholders informed, including but not limited to “factual business and financial developments.” 1971 Release, at 2.

The information in the Press Release about the offering proceeds was relevant to the overall subject matter of the Press Release—financial developments that occurred during the quarter. Further, the amount of offering proceeds raised to date is information that would be material to an existing shareholder, who is interested in the capital resources and liquidity status of the Company in which they have invested. This type of information would be immaterial, however, to the investment decision of a new investor in the Company, and accordingly results in a very low risk, if any, of conditioning the market.

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April __, 2012

The Forbes.com Articles

Both the Forbes.com article dated January 12, 2012 (the “January 12 Article”) and the Forbe.com article dated January 25, 2012 (the “January 25 Article,” and together with the January 12 Article, the “Articles”) addressed general industry trends, and did not name the Company, with one exception (where the Company was included among a long list of others on a table showing publicly available numbers for third quarter equity raised, and dividend yield). Both Articles named several competing funds in the industry, and indeed focused on some of those other funds. The January 12 Article focused on generic positives and negatives of non-traded REITs, while the January 25 Article focused on generic trends in Daily NAV funds. Although Mr. Schorsch authored both Articles, he did so as “Contributor” to Forbes.com, without compensation. Neither Article indicated Mr. Schorsch’s affiliation with the Company.

Accordingly, neither Article was intended to, nor had the effect of, promoting the Company or its securities. While it is possible that one or both Articles could have increased an investor’s interest in investing in non-traded REITs, there is nothing in either Article to direct such investors to the Company’s securities as compared to those of any of its competitors. Indeed, an investor would more likely invest in one of the other REITs that, unlike the Company, in fact are named in one of the Articles.

Accordingly, we believe that any risk is remote that the Articles could have the effect of “conditioning the public mind,” or “arousing the public interest” in the Company or its securities.

2.	We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2011. We further note that certain information required by Form 10-K is incorporated by reference from your definitive proxy statement, which has not yet been filed. Please note that we will be unable to declare your post-effective amendment to Form S-11 effective until you have filed your definitive proxy statement.

We advise the Staff that the Company’s definitive proxy statement was filed with the Commission on April 24, 2012.

Distributions, page 142

3.	Please revise the distribution table on page 143 to provide the total source of distributions based off the total distributions, not the distributions paid in cash, and revise the percentages from the various sources accordingly. Please include a risk factor in the supplement that discloses the percentage that is not covered by cash flow from operations and/or earnings and address the dilutive risk of dividends that are funded from offering proceeds and financings.

We advise the Staff that the distribution table has been revised to provide the total source of distributions based off the total distributions, not the distributions paid in cash, and the percentages from the various sources have been revised accordingly.

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April __, 2012

Additionally, a risk factor has been added in the prospectus supplement relating to paying distributions from sources other than cash flow from operations, which, among other things, discloses the shortfall of cash flow from operations to distributions paid for the twelve-month period ended December 31, 2011 and discusses the dilution risk to stockholders if the Company sells additional shares of common stock or securities convertible or exercisable into shares of common stock to third party investors to fund distributions.

4.	We note that the narrative that accompanies your distribution table indicates that distributions were paid from both property operating results and offering proceeds, however, the table appears to indicate that only offering proceeds were used to fund distributions for the periods presented. Please revise or advise.

The disclosure has been revised as requested.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.

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